FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2003
Commission File Number: 001-14278

QUILMES INDUSTRIAL (QUINSA),
SOCIÉTÉ ANONYME

(Translation of registrant’s name into English)

84, GRAND RUE L-1660 LUXEMBOURG,
GRAND-DUCHY OF LUXEMBOURG

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	[X]	Form 40-F	[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	[ ]	No	[X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	[ ]	No	[X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	[ ]	No	[X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item
SIGNATURES
QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES 2002 FOURTH QUARTER AND TWELVE MONTHS RESULTS
Financial Review — fourth quarter 2002
Financial Review — Fiscal Year 2002
MARKETS
FORWARD LOOKING STATEMENTS
ABOUT QUINSA

QUILMES INDUSTRIAL (QUINSA), S.A.

Item

1.	Press Release entitled “Quilmes Industrial (Quinsa) Announces 2002 Fourth Quarter and Twelve Months Results” dated March 12, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.

Date: March 13, 2003	By:	/s/ Agustin Garcia Mansilla

Name: Agustin Garcia Mansilla Title: Chief Executive Officer

Quilmes Industrial S.A.

84 Grand-Rue • Luxembourg
Tel: +352.473.884 • Fax: +352.226.056

CONTACT:

Francis Cressall Quilmes Industrial (Quinsa) S.A. +5411-4321-2744	Van Negris / Lexi Terrero Van Negris & Company, Inc. 212-396-0606

FOR IMMEDIATE RELEASE

QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES
2002 FOURTH QUARTER AND TWELVE MONTHS RESULTS

LUXEMBOURG — MARCH 12, 2003 — Quilmes Industrial (Quinsa) S.A. (NYSE:LQU) (“Quinsa” or the “Company”) today announced its results for the three and twelve months ended December 31, 2002. These were severely affected by the economic crisis in Argentina that followed a massive devaluation of the currency. Earnings before interest, depreciation and amortization (EBITDA) for the fourth quarter 2002 were US$ 22.7 million. Operating loss for the same period was US$ 0.6 million while net loss after tax was US$ 71.8 million, or a loss of US$ 0.534 per Class B share.

EBITDA for the twelve months to December 2002 was US$ 91.5 million. Operating loss for the same period was US$ 3.6 million, while net loss after tax for the same period was US$ 135.9 million, or a loss of US$ 1.010 per Class B share.

Financial Review — fourth quarter 2002

Beer volume sales actually increased to 3,877,000 hectoliters from 3,703,000 hectoliters a year earlier despite the continuing economic crisis in Argentina, Uruguay and Paraguay. The improvement was the result of strong performances in Argentina and Bolivia, which offset continuing market contractions in Paraguay and Uruguay. Soft drinks and water volume sales, on the other hand, declined to 1,694,000 hectoliters from 1,824,000 hectoliters in 2001, reflecting both severe market contractions in both Argentina and Uruguay and the Company’s focus on the more profitable A-brand segment of the market.

Net sales declined to US$ 144.8 million from US$ 272.7 million a year earlier, largely due to the effect of the Argentine peso devaluation on prices measured in US dollars. In fact, the effect of the peso devaluation on Argentine revenues, net of local price increases, accounted for more than 90% of the decline. The following is a breakdown of domestic sales by business (revenues are net of sales taxes):

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Quilmes Industrial (Quinsa) S.A.
Page Two — March 12, 2003

Domestic volume breakdown (thousands of hectoliters)

	Three months to			Twelve months to

	Dec. 31, 2002%		Dec. 31, 2001	Dec. 31, 2002%		Dec. 31, 2001

Argentina beer	2,667	11%	2,409	7,619	-7%	8,167
Argentina soft drinks	1,623	-4%	1,691	5,292	-14%	6,160
Bolivia	538	13%	475	1,683	6%	1,590
Chile	140	1%	138	431	1%	425
Paraguay beer	416	-22%	535	1,402	-16%	1,677
Uruguay beer	111	-21%	141	269	-21%	340
Uruguay (CSD&W)	56	-50%	112	239	-43%	419
Exports & other, net	63	54%	41	202	-40%	(#)338
TOTAL	5,614	1%	5,542	17,137	-10%	19,116

(#) Includes 137,000 hectoliters of Glaciar sales

Revenues breakdown (millions of dollars)

	Three months to			Twelve months to

	Dec. 31, 2002%		Dec. 31, 2001	Dec. 31, 2002%		Dec. 31, 2001

Argentina beer	53.2	-57%	124.3	163.8	-62%	426.4
Argentina soft drinks(#)	29.3	-57%	67.9	100.4	-61%	260.0
Bolivia	27.7	5%	26.5	88.6	2%	86.7
Chile	6.9	-4%	7.2	22.0	-8%	23.9
Paraguay beer	14.9	-42%	25.7	57.0	-31%	82.9
Uruguay beer	4.9	-46%	9.1	14.2	-39%	23.2
Uruguay (CSD&W)	2.0	-59%	4.9	9.3	-48%	17.8
Other (net)	5.9	-17%	7.1	13.3	-25%	17.8
TOTAL	144.8	-47%	272.7	468.6	-50%	938.7

(#) Includes US$ 5.5 million of Glaciar sales for the 12 months to Dec. 31, 2001.

Gross profit was US$ 57.0 million compared to US$ 124.9 million a year earlier. This was principally the result of lower revenues, in turn a consequence of local currency devaluations vis-a-vis the US dollar. Furthermore, depreciation is considered a US dollar cost. Gross margin declined to 39.4 percent of sales from 45.8 percent a year earlier. This was due to the incidence of dollar-based fixed asset depreciation, which accounted for the full amount of the margin decline.

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Quilmes Industrial (Quinsa) S.A.
Page Three — March 12, 2003

Quinsa’s selling and marketing cash expenses (i.e. excluding depreciation) decreased 45 % to US$ 38.0 million in the fourth quarter of 2002. This was principally due to the effect that the peso devaluation in Argentina had on labor. Further, advertising expenditures were kept under tight control and actually declined as a percentage of sales.

As a result of the Company’s continued focus on expense control and cost-reduction initiatives, administrative and general expenses on a cash basis (i.e. excluding depreciation) declined 37% compared to the fourth quarter 2001. Further, in 2002 these expenses included US$ 5.7 million in non-recurring fees related to the Company’s association with AmBev and the arbitration proceedings with Heineken. Excluding these fees, administrative and general expenses on a cash basis would have declined 63%.

A meaningful comparison of the Company’s results for the current quarter is made extremely difficult by the sheer magnitude of the Argentine peso devaluation and its consequences on Quinsa’s figures. We have tried to make this comparison simpler by stripping out the different components in the following table:

Operating results — Analysis of variations
(all figures in US$ million)

EBITDA - 4Q’01		52.6
Revenue variations (net of variable costs) caused by:
Volume differences		0.4
Pricing		(126.4)
- nominal price variations	22.1
- devaluation effect	(148.5)
Variable cost variations:		38.9
Nominal decreases/(increases)	(18.0)
Devaluation effect	56.9
Fixed cost variations:		48.3
Other real decreases/(increases)	(3.2)
Devaluation effect	51.5
Other cost variations:		9.7
Changes in fixed asset depreciation		(0.8)
EBITDA - 4Q’02		22.7

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Quilmes Industrial (Quinsa) S.A.
Page Four — March 12, 2003

Importantly, it is the first time nominal price increases exceeded nominal increases in variable costs, as shown on the table.

Net interest expense was virtually stable at US$ 6.1 million, compared to the fourth quarter of 2001.

As anticipated in our third quarter earnings release, the Company has reviewed the value of its intangible assets in Argentina and other assets elsewhere. Due the macroeconomic crisis in Argentina and the effect of this on the future business environment for the soft drink business, goodwill has been reduced by US$ 90.0 million.

The effect of the currency devaluation on our Argentine subsidiary’s balance sheet has resulted in a deferred tax asset of US$ 50.0 million. This amount reflects only what the Company expects to be able to use according to its projected profitability.

EBITDA for the fourth quarter 2002 was US$ 22.7 million, compared to US$ 52.6 million in 2001.

Consolidated result for the fourth quarter 2002 was a net loss of US$ 71.8 million, or US$ 0.534 per Class B share. Consolidated net profit for the fourth quarter 2001 had been US$ 17.9 million, or US$ 0.165 per share.

Total shareholders’ equity and minority interest declined to US$ 676.8 million as of December 31, 2002 from US$ 847.0 million as of December 31, 2001. The Company’s net debt position — total bank debt net of cash and short-term investments — was US$ 212.0 million as of December 31, 2002, compared to US$ 252.1 million as of December 31, 2001. Long term debt portion of total bank debt was US$ 100.7 million, compared to US$ 157.4 million a year ago. Net debt for 2001 has been restated to allow for a proper comparison with the year under review, since Argentine government securities for a total US$ 8.2 million were reclassified as long term assets during 2002.

Capital expenditures, excluding acquisitions, reached US$ 8.2 million during the fourth quarter of 2002, compared to US$ 15.9 million for the same period in 2001. The single largest investment during the quarter had to do with the soft drink business’ acquisition of crates and installation of filling lines for returnable glass bottles. The decrease in capital expenditures points to management’s continued focus on free cash flow generation.

Financial Review — Fiscal Year 2002

Quinsa’s beer volumes declined 6.5 percent to 11,429,000 hectoliters, compared to 2001. This was due to the severe recession that followed the devaluation of the Argentine currency, and the unfavorable effect this had on the economies of neighboring Uruguay and Paraguay. The soft drinks and water business was affected to a larger extent than beer by this environment. Thus, volumes of soft drinks and water during 2002 declined 17 percent to 5,592,000 hectoliters on a fully comparable basis (i.e. eliminating Glaciar sales for 2001).

Net sales were US$ 468.6 million compared to US$ 938.7 million for the same period in 2001. The effect the devaluation of the Argentine peso had on revenues in dollar terms accounted for approximately 75 percent of this decline, while lower volume sales accounted largely for the balance.

Gross profit for the year was US$ 160.1 million, compared to the US$ 448.3 million reached 2001. The decline was principally due to the combination of lower revenues and the effect of the peso devaluation on dollar-linked raw materials. Further, depreciation remains a dollar expense.

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Quilmes Industrial (Quinsa) S.A.
Page Five — March 12, 2003

EBITDA for the twelve months was US$ 91.5 million. Operating loss for the period was US$ 3.6 million, compared to a profit of US$ 136.6 million in 2001. The difference was principally due to the effect of the devaluation on revenues and to lower volumes, which more than offset the positive effect of the devaluation on fixed and other local costs when measured in dollars.

The following table details the main issues affecting the Company’s EBITDA for the full twelve months:

Operating results — Analysis of variations
(all figures in US$ million)

EBITDA — Fiscal Year 2001		233.1
Revenue variations (net of variable costs) caused by:
Volume differences		(23.0)
Pricing		(423.2)
- nominal price variations	64.8
- devaluation effect	(488.0)
Variable cost variations:		142.6
Nominal decreases/(increases)	(63.9)
Devaluation effect	206.5
Fixed cost variations:		181.7
Other real decreases/(increases)	1.3
Devaluation effect	180.4
Other cost variations:		(18.3)
Holding losses	(11.5)
Other	(6.8)
Changes in fixed asset depreciation		(1.4)
EBITDA — Fiscal Year 2002		91.5

Consolidated net loss for the period was US$ 135.9 million, or US$ 1.010 per Class B share, compared to a net profit of US$ 43.3 million, or US$ 0.400 per share for fiscal year 2001.

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Quilmes Industrial (Quinsa) S.A.
Page Six — March 12 2003

MARKETS

ARGENTINA:

Beer: Despite the fact that the country’s economy continues to suffer the effects of the local currency devaluation, the economic environment during the fourth quarter seemed to stabilize. Quinsa’s domestic beer volumes increased 11 percent in the quarter, compared to 2001. While the fourth quarter 2001 had been particularly weak, this performance virtually brings volumes for the quarter back to the levels of the year 2000.

Targeted price activities in the market allowed the Company to improve its performance in the fourth quarter, achieving a 64.5% share of volume and a 67.6% share of value, while increasing factory prices 4%. Nominal prices for the 12 months to December 2002 increased 37%.

Quinsa continued to privilege control of its working capital and the defense of its margins over volume considerations, restricting credit terms and maintaining a strict control over collections. Controllable working capital declined by approximately US$ 13 million reflecting, among other things, a decrease in accounts receivable, measured in days’ sales, from 17 to 11 days.

Net revenues were US$ 56.7 million for the fourth quarter this year compared to US$ 126.8 million in 2001. This decline was due to the effect of the peso devaluation on sales prices, which was partially compensated with local currency price increases and volume improvements.

Raw materials that are dollar-linked, notably malt, increased as a percentage of sales, particularly in light of the decline in revenues. Furthermore, depreciation is accounted for as a dollar charge. These effects had a far larger impact than the 56 percent decline in selling, administrative and general expenses, measured on a cash basis. Consequently, EBITDA declined to US$ 13.4 million for the fourth quarter 2002, from US$ 33.1 million in 2001.

Operating Highlights

	4 Q 2002	4 Q 2001	12 months 2002	12 months 2001

Domestic volumes (hectoliters)	2,667,000	2,409,000	7,619,000	8,167,000
Net revenues (US$ mm)	56.7	126.8	171.2	437.5
EBITDA (US$ mm)	13.4	33.1	37.7	147.4
EBITDA margin	23.6%	26.1%	22.0%	33.7%
Depreciation (US$ mm)	11.2	12.1	46.2	47.5
Operating profit (US$ mm)	2.2	21.0	(8.5)	99.9

Soft Drinks: The soft drinks industry was also affected by the economic crisis, and to a larger extent than the beer industry. Quinsa’s volumes declined approximately 4 percent during the fourth quarter 2002, compared to the fourth quarter 2001, in line with Quinsa’s strategy of focusing on the Pepsi and Seven Up brands that grew 25.3% and 11.2%, respectively, over the same periods.

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Quilmes Industrial (Quinsa) S.A.
Page Seven — March 12, 2003

We continued expanding the roll-out of a 1.25 liter returnable glass bottle, which already accounts for 13 percent of total volume. The Pepsi Twist brand we launched recently continues to do well. All of these actions have allowed the Company to increase its share of value, since it has already gained 1.4 market share points in the A-brand segment of the market, compared to 2001. Sales of Gatorade during the fourth quarter 2002 increased 48% compared to 2001. Our most recent launch, Gatorade Fierce, has been very successful and in fact accounted for 25% of Gatorade sales in December.

Net sales were US$ 31.9 million, compared to US$ 69.3 million in the fourth quarter 2001. This was principally due to the decline in average prices, the increase of which in local currency terms — 78 % on average since December 2001 - could not compensate for the devaluation of the peso. It must be noted that the average increase of prices in local currency terms mentioned includes the combined effect of higher nominal price increases (such as the Pepsi and Mirinda 2.25-liter PET presentations that increased prices 69% and 107%) and a trade-down to lower-priced formats.

EBITDA increased to US$ 1.9 million during the fourth quarter 2002, compared to US$ 0.2 million in 2001. Reductions in labor costs contributed to this improvement.

Operating Highlights

	4 Q 2002	4 Q 2001	12 months 2002	12 months 2001

Total volumes (SD, water & functional beverages - in hectoliters)	1,680,000	1,727,000	5,468,000	6,472,000
Net revenues (US$ mm)	31.9	69.3	107.3	262.0
EBITDA (US$ mm)	1.9	0.2	(3.5)	10.5
EBITDA margin	6.1%	0.3%	(3.2%)	4.0%
Depreciation (US$ mm)	4.4	4.2	17.8	16.6
Operating profit (US$ mm)	(2.5)	(4.0)	(21.3)	(6.1)

BOLIVIA: The business in Bolivia continues to do very well. Domestic volume sales for the fourth quarter 2002 increased 13% and reached 538,000 hectoliters, compared to 475,000 hectoliters for the same period in 2001. Net revenues increased to US$ 27.9 million as the higher volumes more than made up for an 8% decline in average pricing, caused by local currency devaluations. Margins have continued to improve, as the implementation of synergies advances. Thus, total labor expenses were reduced by 17% during the fourth quarter 2002 compared to the same quarter last year, making total savings for the year 24%, compared to the previous year. Administrative expenses declined 36% compared to the fourth quarter 2001. EBITDA increased to US$ 11.1 million for the quarter, compared to US$ 10.1 million during the fourth quarter 2001.

The Company has to a large extent completed its synergy-implementation plan, and therefore does not expect annual EBITDA margins to improve further.

Operating Highlights

	4 Q 2002	4 Q 2001	12 months 2002	12 months 2001

Domestic volumes (hectoliters)	538,000	475,000	1,683,000	1,590,000
Net revenues (US$ mm)	27.9	26.7	88.7	86.9
EBITDA (US$ mm)	11.1	10.1	42.0	35.4
EBITDA margin	39.7%	37.7%	47.4%	40.8%
Operating profit (US$ mm)	7.8	6.6	28.9	21.3

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Quilmes Industrial (Quinsa) S.A.
Page Eight — March 12, 2003

CHILE: The Company’s domestic beer volumes in Chile increased slightly to 140,000 hectoliters, supported by a good performance from our regular-priced Becker brand. Market share remained stable at 11 percent. Net revenues were US$ 6.9 million, slightly lower than last year, since the volume increases were offset by an average price decline of 6% caused by the devaluation of the Chilean peso. The result from operations was slightly better than last year principally due to lower advertising expenses. EBITDA remained US$ 0.2 million, compared to a negative US$ 0.2 million in the fourth quarter 2001.

Operating Highlights

	4 Q 2002	4 Q 2001	12 months 2002	12 months 2001

Domestic volumes (hectoliters)	140,000	138,000	431,000	425,000
Net revenues (US$ mm)	6.9	7.2	22.0	23.9
EBITDA (US$ mm)	0.2	(0.2)	0.2	0.4
EBITDA margin	3.6%	(2.5%)	1.0%	1.6%
Operating loss (US$ mm)	(0.5)	(1.0)	(2.9)	(3.8)

PARAGUAY: The Paraguayan market continued to be seriously affected by events in Argentina, as an increasing rate of devaluation for the guarani helped prolong the recession. Quinsa’s volumes declined 22% during the fourth quarter, compared to 2001, and reached 416,000 hectoliters. With the knowledge we now have of AmBev’s sales volumes in this market, Quinsa’s market share for the year is confirmed to be 76.1%. The Company has continued to focus on defending its margins, to the extent where nominal prices were increased an average 18% while inflation was less than 15%. The local currency devaluation vis-à-vis the U.S. dollar, however, was 52% during the year. Thus, net revenues declined to US$ 14.9 million from US$ 25.7 million in 2001. EBITDA was US$ 3.2 million, or 22 percent of sales.

Operating Highlights

	4 Q 2002	4 Q 2001	12 months 2002	12 months 2001

Domestic volumes (hectoliters)	416,000	535,000	1,402,000	1,677,000
Net revenues (US$ mm)	14.9	25.7	57.0	82.9
EBITDA (US$ mm)	3.2	10.5	22.1	39.3
EBITDA margin	21.7%	41.0%	38.8%	47.4%
Operating profit (US$ mm)	0.8	8.0	12.2	29.6

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Quilmes Industrial (Quinsa) S.A.
Page Nine — March 12, 2003

URUGUAY: The Uruguayan market has been the most affected by the Argentine situation, with GDP declining sharply and the fx rate increasing approximately 84% during 2002. Within this environment, the Company’s domestic beer and soft drink volume sales were affected to a larger extent than those in Argentina, with beer volumes declining 21% and soft drink volumes declining 34% for the quarter.

Net revenues declined to US$ 6.9 million, from US$ 18.0 million last year. This was the result, in part, of a decline in average pricing, since the currency devaluation was substantially more than inflation during the year. EBITDA was a negative US$ 2.2 million compared to a negative US$ 0.7 million in 2001. These results were largely a consequence of the important decline in volume sales.

Operating Highlights

	4 Q 2002	4 Q 2001	12 months 2002	12 months 2001

Domestic volumes — (beer, hls)	111,000	141,000	269,000	340,000
- (CSD & W, hls)	56,000	112,000	239,000	419,000
Net revenues (US$ mm)	6.9	18.0	23.6	49.8
EBITDA (US$ mm)	(2.2)	(0.7)	0.1	3.0
EBITDA margin	(31.9%)	(3.6%)	0.4%	6.1%
Operating loss (US$ mm)	(3.1)	(1.5)	(3.8)	(0.6)

OTHER

Share Capital:

Following the closing of Quinsa’s alliance with Companhia de Bebidas das Americas (“AmBev”) on January 31, 2003, which included the contribution of AmBev’s assets in Argentina, Paraguay and Uruguay to Quinsa in exchange for new Class B shares, the Company’s share capital is composed of the following:

Class A shares	647,618,840
Class B shares	69,777,119

Treasury stock:

Class A shares	3,841,963
Class B shares	726,053
ADRs	834,116

Class A and Class B shares carry one vote each.

Each ADR represents 2 Class B shares.

Each Class A share has the right to 10% of the dividend corresponding to each Class B share.

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Quilmes Industrial (Quinsa) S.A.
Page Ten — March 12, 2003

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company’s management. The words “should”, “expects”, “believes” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. These include the macroeconomic environment in the countries within which Quinsa operates, the impact of competitive products and pricing, regulatory approval and other risks described in the Company’s registration statement and other Securities and Exchange Commission filings.

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company which controls 85 percent of Quilmes International (Bermuda) (“QIB”). The remaining 15 percent share had been owned, by Heineken International Beheer B.V. (“Heineken”) until it sold its participation in QIB in January 2003. Their former stake is now held by Beverage Associates (BAC) Corp. (“BAC”) and by Companhia de Bebidas das Americas — AmBev (“AmBev”). BAC and AmBev hold 6.4% and 8.6% of QIB’s shares, respectively.

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a presence in Chile. Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Paraguay and Uruguay the AmBev brands. Similarly, under the agreements AmBev may produce and distribute Quinsa’s brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo product sales in Uruguay and more than 80% of PepsiCo product sales in Argentina.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s American Depository Shares, representing the Company’s Class B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa’s web address: www.Quinsa.com

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- Statistical Tables Follow

Quilmes Industrial (Quinsa) S.A.
Page Eleven — March 12, 2003

Quilmes Industrial (Quinsa) S.A.
AUDITED CONSOLIDATED PROFIT AND LOSS STATEMENT
(US dollars in millions, except per share amounts

	Three months ended December 31th,		Twelve months ended December 31th,

	2002	2001	2002	2001

Sales	150.7	283.5	488.2	973.0
Taxes	(5.9)	(10.8)	(19.6)	(34.3)
Net sales	144.8	272.7	468.6	938.7
Cost of goods sold	(87.8)	(147.8)	(308.5)	(490.4)
Gross profit	57.0	124.9	160.1	448.3
Gross Margin (%)	39.4%	45.8%	34.2%	47.8%

Selling and marketing expenses	(42.5)	(72.8)	(120.5)	(235.0)
% of sales	-29.4%	-26.7%	-25.7%	-25.0%
Administrative and general expenses	(15.1)	(23.6)	(43.2)	(76.7)
% of sales	-10.4%	-8.7%	-9.2%	-8.2%
Operating profit before interest, other income, expenses and taxes	(0.6)	28.5	(3.6)	136.6
% of sales	-0.4%	10.5%	-0.8%	14.6%

Interest income	3.3	1.4	8.4	6.5
Interest expenses	(9.4)	(7.6)	(32.8)	(32.4)
Goodwill amortisation	(5.6)	(6.2)	(21.9)	(21.6)
Translation expenses	(3.7)	(9.7)	(22.9)	(12.6)
Asset impairment	(90.0)	(12.7)	(90.0)	(12.7)
Other expenses (net)	(30.3)	1.6	(39.6)	(8.6)
Earnings before taxes and minority int.	(136.3)	(4.7)	(202.4)	55.2

% of sales	-94.1%	-1.7%	-43.2%	5.9%
Income taxes	1.0	(3.8)	(2.4)	(25.6)
Deferred income tax	50.0	31.7	50.0	31.7
Minority interest	13.5	(5.3)	18.9	(18.0)
Net income	(71.8)	17.9	(135.9)	43.3

% of sales	-49.6%	6.6%	-29.0%	4.6%
Net income (loss) per share: *	(0.534)	0.165	(1.010)	0.400
Net income (loss) per ADR: *	(1.068)	0.330	(2.020)	0.800
Depreciation	23.3	24.1	95.1	96.5
EBITDA	22.7	52.6	91.5	233.1

% of sales	15.7%	19.3%	19.5%	24.8%

*     For calculation purposes Class A shares were converted into their Class B share equivalent. Calculations are on a fully diluted basis.

Quilmes Industrial (Quinsa) S.A.
Page Twelve — March 12, 2003

Quilmes Industrial (Quinsa) S.A.
AUDITED GEOGRAPHIC INFORMATION — SUMMARY
(U. S. Dollars in millions)

	Three months ended		Twelve months ended
	December 31th,		December 31th,

	2002	2001	2002	2001

NET SALES
Argentina (beer)	56.7	126.8	171.2	437.5
Argentina (CSD)	29.2	67.6	99.9	253.0
Bolivia	27.9	26.7	88.7	86.9
Chile	6.9	7.2	22.0	23.9
Paraguay	15.8	26.9	59.5	85.8
Uruguay	6.9	18.0	23.6	49.8
Exports and other, net (#)	1.4	(0.5)	3.7	1.8

Total	144.8	272.7	468.6	938.7

(#) Twelve months to December 31, 2001, include US$ 5.9 million of Glaciar water sales. The year 2002 includes US$ 2.6 million and US$ 6.8 million corresponding to the sales of Tropicana and Gatorade during the fourth quarter and twelve months respectively.

	Three months ended		Twelve months ended
	December 31th,		December 31th,

	2002	2001	2002	2001

EBITDA
Argentina (beer)	13.4	33.1	37.7	147.4
Argentina (CSD& other)	1.9	0.2	(3.5)	10.5
Bolivia	11.1	10.1	42.0	35.4
Chile	0.2	(0.2)	0.2	0.4
Paraguay	3.2	10.5	22.1	39.3
Uruguay	(2.2)	(0.7)	0.1	3.0
Corporate headquarters & consolidation adjustments	(4.9)	(0.4)	(7.1)	(2.9)

Total	22.7	52.6	91.5	233.1

Quilmes Industrial (Quinsa) S.A.
Page Thirteen — March 12, 2003

Quilmes Industrial (Quinsa) S.A.
AUDITED CONSOLIDATED BALANCE SHEET — SUMMARY
(U. S. Dollars in millions)

	As of December 31st ,

	2002	2001

ASSETS
Cash, Cash Equivalents and Government Securities	162.6	124.9
Inventories	70.3	110.6
Accounts receivable	45.9	75.8
Other Current Assets	27.3	47.7

Total Current Assets	306.1	359.0
Property, Plant and Equipment, Net	572.8	660.5
Other Assets	362.5	432.2

Total Assets	1,241.4	1,451.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-Term Bank Debt	273.9	211.4
Long-Term Bank Debt	100.7	157.4
Other Liabilities	190.0	235.9

Total Liabilities	564.6	604.7
Minority Interest	153.7	187.9
Shareholders’ Equity	523.1	659.1

Total Liabilities and Shareholders Equity	1,241.4	1,451.7